Robert T. Lucas III
Deputy General Counsel
550 South Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC 45A/PO Box 1321
Charlotte, NC 28201
704 382 8152 Direct
980 373 9905 Fax
Email bob.lucas@duke-energy.com

May 3, 2016

Via Edgar and Electronic Mail

Ms. Katherine Hsu

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:                             Duke Energy Florida, LLC

Registration Statement on Form SF-1

Filed January 29, 2016

Amendment No. 1 to Registration Statement on Form SF-1

Filed February 9, 2016

Amendment No. 2 to Registration Statement on Form SF-1

Filed March 31, 2016

File No. 333-209196

Dear Ms. Hsu and Mr. Sandel:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on a telephone call between you, representatives of Duke Energy Florida, LLC (“DEF” or the “Company”) and a representative of the Florida Public Service Commission on April 14, 2016, with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of Series A Senior Secured Bonds by Duke Energy Florida Project Finance, LLC (the “issuing entity”). On behalf of the Company and the issuing entity (the “Registrants”), I am authorized to provide the responses contained in this letter.

Where indicated below, requested changes and other updates have been included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed simultaneously with this response. A courtesy copy of the marked version of Amendment No. 3 is also being delivered to your attention.

For your convenience, set forth below is each comment raised on the telephone call in bold typeface, followed by the response. Defined terms used and not otherwise defined herein shall have the meanings set forth in the prospectus contained in Amendment No. 3.

1.              Please add the issuing entity, Duke Energy Florida Project Finance, LLC, to the registration statement as a co-registrant.

Pursuant to our discussions on the telephone call, the Registration Statement has been revised to name the issuing entity, Duke Energy Florida Project Finance, LLC, as a co-registrant.

2.              Please reconcile the disclosure about the DEF Legal Proceeding on page 63 with the disclosure under the heading, Legal Matters on page 143.

In response to the comment, the Registration Statement has been revised on page 143 to reconcile the two sections.

*       *      *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact Michael F. Fitzpatrick, Jr. at Hunton & Williams LLP at (212) 309-1043 or me at (704) 382-8152.

Sincerely,

/s/ Robert T. Lucas III, Esq.

Robert T. Lucas III, Esq.
Deputy General Counsel and
Assistant Corporate Secretary
Duke Energy Corporation

cc:                                Michael F. Fitzpatrick, Esq.

Hunton & Williams LLP